
December 21, 2011

<u>Via E-mail</u>
Mr. John E. Fischer
Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

      RE: Olin Corporation
             Form 10-K for the Year Ended December 31, 2010
             Filed February 24, 2011
             Form 10-Q for the Period Ended September 30, 2011
             Filed October 28, 2011
             File No. 1-1070

Dear Mr. Fischer:

      We have reviewed your filings and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Period Ended September 30, 2011</u>

<u>Financial Statements</u>

<u>Acquisition, page 6</u>

1. On February 28, 2011, you acquired PolyOne's 50% interest in SunBelt for $132.3 million in cash plus the assumption of a PolyOne guarantee related to the SunBelt Notes. Please address the following:
    *   Provide us with a comprehensive explanation of how you determined the acquisition date fair value of your 50% equity interest in SunBelt;
    *   You recorded $48.3 million of liabilities for uncertainties in this transaction. Please tell us what these liabilities for uncertainties represent and how you calculated this amount;

- Tell us what the $180.6 million fair value of assets acquired represents;
- We note that you have recorded only $5.8 million of intangible assets related to customers, customer contracts and relationships. We note that the majority of the chlorine produced by SunBelt is sold to OxyVinyls L.P. Please address whether you have recognized any intangible assets related to this customer and if so how the fair values were determined. Also, in light of the significant amount of goodwill that was recognized, please confirm that a thorough assessment of the guidance set forth in ASC 805-20-55 was performed such that there is no need to recognize additional intangible assets separately from goodwill; and
- You recognized a significant amount of goodwill. Please provide us with a more detailed discussion of the nature of the cost savings available from operating the business under a single owner and your ability to fully utilize SunBelt's low cost membrane capacity in lieu of higher cost diaphragm capacity. Address the specific operational efficiencies in logistics, purchasing and manufacturing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief